UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____________________

FORM 11-K
____________________

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to _____________

Commission File Number 001-03970

HARSCO CORPORATION SAVINGS PLAN

HARSCO CORPORATION
350 Poplar Church Road
Camp Hill, PA 17011
Telephone (717) 763-7064

Harsco Corporation Savings Plan

Financial Statements as of December 31, 2013 and 2012 and for the Year Ended
December 31, 2013 and Supplemental Schedules as of December 31, 2013

HARSCO CORPORATION SAVINGS PLAN
INDEX

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012	2

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2013	3

Notes to Financial Statements	4

Supplemental Schedules:
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) - December 31, 2013 *	10
Schedule H, Line 4(a) - Schedule of Late Remittances - December 31, 2013 *	11

*Other schedules required by 29 CFR 220.103-10 of the Department of Labor's Rules & Regulations for Reporting and DIsclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Harsco Corporation Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Harsco Corporation Savings Plan (the “Plan”) at December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and schedule of late remittances are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/PricewaterhouseCoopers LLP
Philadelphia, PA
June 18, 2014

HARSCO CORPORATION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(in thousands)	December 31 2013	December 31 2012

ASSETS
Investments, at fair value	$61,644	$56,693

Receivables:
Employer contributions	8	283
Participant contributions	19	37
Dividends	—	174
Notes receivable from participants	1,278	1,247
Total receivables	1,305	1,741

Total assets	$62,949	$58,434

Net assets available for benefits	$62,949	$58,434

The accompanying notes are an integral part of the financial statements.

HARSCO CORPORATION SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2013

(In thousands)
Additions:
Contributions:
Participants	$1,553
Employer	623
Rollovers	95
Total contributions	2,271

Interest income on notes receivable from participants	85

Investment income:
Net appreciation in the fair value of investments	10,344
Dividend income	1,072
Total investment income	11,416

Total additions	13,772

Deductions:
Benefits paid to participants	9,207
Administrative expenses	50
Total deductions	9,257

Net increase	4,515

Net assets available for benefits
Beginning of Year	58,434
End of Year	$62,949

The accompanying notes are an integral part of the financial statements.

HARSCO CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

1.	Plan Description

The following description of the Harsco Corporation Savings Plan (the "Plan") provides only an abbreviated summary of the general provisions of the Plan. Participants should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan providing retirement benefits to eligible employees. The Plan is designed to comply with the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") and with the requirements for qualification under Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC").

All U.S. employees, except those who are eligible to participate in Harsco Corporation's (“the Company”) Harsco Retirement Savings and Investment Plan, who are employed by the Company or any subsidiary of either the Company or a subsidiary which adopts this Plan with the approval of the Company are deemed "Eligible Employees.” Also eligible are employees covered by a collective bargaining agreement where the agreement provides for the employees' eligibility to participate in the Plan.

Contributions

Prior to July 1, 2013, new employees deemed Eligible Employees under this Plan were eligible to participate in the Plan as of the first payroll of January, April, July or October after their date of hire in the case of full-time employees; or as of the first payroll of January, April, July or October in the case of part-time employees after the date credited with 1,000 hours of service within the first twelve months of employment or any calendar year thereafter. Effective July 1, 2013, new employees are automatically enrolled in the Plan at a pre-tax savings rate of 3% via payroll deductions with contributions being directed to a designated target date fund based on the participant's current age and a retirement age of 65. Employees have the option to opt out of this Plan or to contribute an amount different than the automatic contribution amount, and to invest in funds other than the Plan's default fund.

Contributions are in whole percentages from 1% to 75% of compensation received for services as an employee of the Company or any subsidiary of the Company. The participant designates what percentage of such contributions will be "Pre-Tax Contributions" and what percentage will be "After-Tax Contributions." A participant who makes Matched Pre-Tax and/or Matched After-Tax Contributions in an aggregate amount of 6% of his or her compensation may also elect to contribute from 1% to 69% of his or her compensation as an Unmatched Pre-Tax Contribution and from 1% to 16% of his or her compensation as an Unmatched After-Tax Contribution, subject to Internal Revenue Service (“IRS”) and Plan limitations. In no event during the year may (a) Matched Pre-Tax and Matched After-Tax Contributions exceed 6% of compensation and Unmatched Pre-Tax and Unmatched After-Tax Contribution exceed 69% of compensation or (b) Pre-Tax Contributions exceed the amount specified by the Code. Pre-Tax Contributions constitute a reduction in the participant's taxable income for purposes of Section 401(k) of the Code. After-Tax Contributions are considered to be the participant's contributions to the Plan and do not constitute a reduction in the participant's taxable income for the purposes of Section 401(k) of the Code. Participants may also contribute amounts representing distributions from other qualified retirement plans.

Pursuant to the Plan, the Company makes contributions to the trustee for the account of each participant in an amount equal to 50% of the first 6% of such participant's compensation designated as Matched Pre-Tax Contributions and/or Matched After-Tax Contributions.

The Company also makes contributions to the Plan under agreements with certain employee bargaining groups. These contributions, referred to as profit sharing contributions in the agreements, may be based on a percentage of employee earnings or a fixed amount per hour worked by the employee. The Company made no profit sharing contributions to the Plan in the year ended December 31, 2013.

Participant Accounts

Each participant's account is credited with the participant's contributions, employer contributions and profit sharing contributions, as well as Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon and in the Company's matching contributions. They are vested in profit sharing contributions after three years of credited service.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $500 to a maximum of 50% of their vested account balance, not to exceed $50,000. A loan is collateralized by the balance in the participant's account and bears interest at a rate commensurate with local prevailing rates as determined periodically by the Plan administrator. The participant may choose the loan repayment period, not to exceed five years. However, the term may be for any period not to exceed 15 years if the purpose of the loan is to acquire the participant's principal residence. Interest rates on outstanding loans, based on the trustee's prime rate plus one percent, ranged from 4.25% to 9.25% at December 31, 2013, with maturity dates ranging from 2014 to 2018. Principal and interest is paid ratably through payroll deductions.

Notes receivable from participants are valued at unpaid principal plus accrued, but unpaid interest.

Payment of Benefits

On termination of service, a participant or beneficiary may elect one of three options: to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account; a portion paid in a lump-sum, and the remainder paid later; or annual installments over not more than fifteen years.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Administration

Prior to July 1, 2013, the Company paid investment management and recordkeeping fees related to maintaining the Plan as a whole.  Effective July 1, 2013, such administration fees are paid by Plan participants. Loan setup fees and withdrawal fees are paid by the participant. Purchases and sales of Harsco Corporation Common Stock are assessed a commission per share, which is paid by the participant. Prior to July 1, 2013, this fee was $0.023 per share. Effective July 1, 2013, the fee is $0.03 per share.

Investment Valuation and Income Recognition

Investments are reported at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The Plan's Investment Committee determines the Plan's valuation policies utilizing information provided by the investment advisers and custodians. See Note 4 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Forfeitures (in thousands)

Forfeitures, which are a result of participant withdrawals prior to their full vesting in the Plan, are used to reduce the amount of future employer contributions as directed by the Plan Administrator. In 2013, forfeited amounts of $25 were used to offset employer contributions. At December 31, 2013 and 2012, forfeited nonvested accounts totaled $53 and $4. These accounts are used to reduce future employer contributions.

Subsequent Events

The Plan has performed an evaluation of events subsequent to December 31, 2013 and through the date of financial statement issuance which would require additional disclosure in the financial statements.

3. Investments

The following presents investments that represent 5% or more of the Plan's net assets:

(In thousands)	December 31 2013	December 31 2012

Harsco Corporation Common Stock	$20,415	$19,989
Mainstay Large Cap Growth Fund	7,377	6,132
Vanguard Institutional Index Fund	7,160	6,036
Wells Fargo Advantage Heritage Money Market Fund	5,791	—
Putnam Money Market Fund	—	6,086

During the year ended December 31, 2013, the fair value of the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated as follows:

(in thousands)	December 31 2013
Mutual funds	$6,716
Common collective trust fund	(5)
Common stock	3,633
Net appreciation in the fair value of investments	$10,344

4.	Fair Value Measurements

The fair value framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2    Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize inputs and the use of unobservable inputs.

The Plan primarily applies the market approach for fair value measurements and endeavors to utilize the best available information. Accordingly, the Plan utilizes valuation techniques that maximize the use of observable inputs, such as quoted prices in active markets, and minimize the use of unobservable inputs. The Plan is able to classify fair value balances based on the observability of those inputs. Common stock is valued at the closing price reported on the active market on which the individual security is traded. Investments in mutual funds are primarily valued at net asset value in an exchange and active market, which represents the net asset values of shares held by the Plan at year-end. At December 31, 2012, an investment in a collective trust fund is stated at the unit value of the common/collective trust portfolio which is based on the fair value of the underlying trust investments. The Plan's interest in this collective trust is valued at the net asset value of shares held bythe Plan at year end. At December 31, 2012, the Plan did not have any unfunded commitments and participants could only redeem their shares in the collective trust on the valuation date of the investment, which is calculated on a monthly basis.

The Plan recognizes the methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While the Plan believes its valuation methods are appropriate and consistent with other market participants for the Plan, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2013 and 2012:

	December 31, 2013

(In thousands)	Level 1	Level 2	Level 3	Total
Mutual funds:
Growth funds	$16,206	$—	$—	$16,206
Money market funds	6,118	—	—	6,118
Balanced funds	9,684	—	—	9,684
Index funds	7,395	—	—	7,395
Fixed income funds	1,826	—	—	1,826
Total mutual funds	41,229	—	—	41,229

Common stock	20,415	—	—	20,415
Total investments	$61,644	$—	$—	$61,644

	December 31, 2012

(in thousands)	Level 1	Level 2	Level 3	Total
Mutual funds:
Growth funds	$13,928	$—	$—	$13,928
Money market funds	6,086	—	—	6,086
Balanced funds	8,056	—	—	8,056
Index funds	6,036	—	—	6,036
Fixed income funds	2,286	—	—	2,286
Total mutual funds	36,392	—	—	36,392

Common stock	19,989	—	—	19,989
Common collective trust	—	312	—	312
Total investments	$56,381	$312	$—	$56,693

5.	Related-Party and Party in Interest Transactions (in thousands)

Effective July 1, 2013, the Plan's investments are shares of mutual funds managed by Wells Fargo, trustee, custodian and recordkeeper. These transactions qualify as party in interest transactions. Fees paid by the Plan for the investment management services amounted to $25 for the six month period ended December 31, 2013.

Prior to July 1, 2013, the Plan's investments were shares of mutual funds and a common collective trust managed by Putnam investments, an affiliate of Mercer Human Resources Services, trustee, custodian and recordkeeper. These transactions qualify as party in interest transactions. Fees paid by the Plan for the investment management services amounted to $16 for the six month period ended June 30, 2013.

Transactions in Harsco Corporation Common Stock also qualify as party in interest transactions. For the year ended December 31, 2013, the Plan purchased $2,288 and sold $4,110 of Company common stock, and recorded dividend income totaling $658 from the Company.

Additionally, notes receivable from participants qualify as party in interest transactions. For the year ended December 31, 2013, the Plan received $85 in interest income on notes receivable from participants.

6. Plan Termination

Although the Company has not expressed any intent to discontinue the Plan, it reserves the right to terminate the Plan at any time or discontinue contributions and loans thereunder, subject to the provisions of ERISA. In the event of Plan termination, the accounts of each affected employee who has not yet incurred a break in service would be fully vested. Complete distributions or withdrawals would be distributed to Plan participants and beneficiaries in proportion to their respective account balances.

7.	Tax Status

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated March 28, 2012, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since the amendment date cited in the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRS and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

	SUPPLEMENTAL SCHEDULE HARSCO CORPORATION SAVINGS PLAN SCHEDULE H, LINE 4(i) - FORM 5500 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2013
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral and par or maturity value	(d) Cost	(e) Current value in thousands
*	Harsco Corporation	Common stock	**	$20,415
	American Europacific Growth Fund	Mutual fund	**	2,521
	CRM Mid Cap Value Fund	Mutual fund	**	382
	Dodge & Cox Stock Fund	Mutual fund	**	2,685
	Mainstay Large Cap Growth Fund	Mutual fund	**	7,377
	Morgan Stanley Institutional Fund, Inc. U.S. Real Estate Portfolio	Mutual fund	**	692
	Morgan Stanley Institutional Mid Cap Growth Fund	Mutual fund	**	223
	Neuberger Berman Genesis Fund	Mutual fund	**	2,307
	PIMCO Total Return Fund	Mutual fund	**	1,770
	Thornburg International Value Fund	Mutual fund	**	19
	T. Rowe Price Retirement Income Fund	Mutual fund	**	459
	T. Rowe Price Retirement 2005	Mutual fund	**	46
	T. Rowe Price Retirement 2010	Mutual fund	**	625
	T. Rowe Price Retirement 2015	Mutual fund	**	1,336
	T. Rowe Price Retirement 2020	Mutual fund	**	2,231
	T. Rowe Price Retirement 2025	Mutual fund	**	1,684
	T. Rowe Price Retirement 2030	Mutual fund	**	1,023
	T. Rowe Price Retirement 2035	Mutual fund	**	770
	T. Rowe Price Retirement 2040	Mutual fund	**	647
	T. Rowe Price Retirement 2045	Mutual fund	**	483
	T. Rowe Price Retirement 2050	Mutual fund	**	186
	T. Rowe Price Retirement 2055	Mutual fund	**	194
	Vanguard Extended Market Index Fund	Mutual fund	**	16
	Vanguard Inflation Protected Securities Fund	Mutual fund	**	56
	Vanguard Institutional Index Fund	Mutual fund	**	7,160
	Vanguard Total Bond Market Index Fund	Mutual fund	**	194
	Vanguard Total International Stock Index Fund	Mutual fund	**	25
*	Wells Fargo Advantage Heritage Money Market Fund	Mutual fund	**	5,791
*	Wells Fargo Advantage Government Money Market Fund	Mutual fund	**	327
	Total mutual funds			41,229
	Participant Loans - Interest at 4.25% to 9.25%, fully secured by vested benefits, due 2014 to 2018	Participant loans	**	1,278
	Total Assets Held			$62,922

* Party in interest
** Cost information is not presented because investments are participant directed.

SUPPLEMENTAL SCHEDULE HARSCO CORPORATION SAVINGS PLAN SCHEDULE H, LINE 4(a) - SCHEDULE OF LATE REMITTANCES
FOR THE YEAR ENDED DECEMBER 31, 2013
(In thousands)

	Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Year	Indicate if Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
2013	Employee Contributions	$—	$—	$—	$206

Participant contributions that were transferred late to the Plan for the 2013 plan year, as reported in Schedule H of Form 5500, involved several payroll periods between January 2013 and March 2013. Late transfers totaled $206, which includes $12 of lost earnings. The late transfers of elective deferrals for these payroll periods was a result of implementing a new HRIS and payroll system at the beginning of 2013. Even though there was rigorous testing prior to implementation, the Company experienced issues with the new system after the effective date.

The late transfers were fully corrected on March 8, 2013. The Company paid an excise tax related to the nonexempt party in interest transactions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

HARSCO CORPORATION SAVINGS PLAN

Date	June 18, 2014	/s/ A. Verona Dorch
A. Verona Dorch
Vice President and General Counsel

EXHIBIT INDEX

Number	Description

23	Consent of Independent Registered Public Accounting Firm